Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For purposes of this section, “we,” “our,” “us”, “LPA” and the “Company” refer to Logistic Properties of the Americas and all of its subsidiaries. The following discussion and analysis (“MD&A”) of the financial condition and results of operations should be read together with our unaudited condensed consolidated interim financial statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024, together with related notes thereto, (the “Unaudited Condensed Consolidated Interim Financial Statements”). The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting , as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read together with our Annual Report on Form 20-F for the year ended December 31, 2024 (the "Annual Report"), as filed with the U.S. Securities and Exchange Commission. The following discussion contains forward-looking statements and should be read in conjunction with the section titled “Cautionary Note Regarding Forward-Looking Statements” included in this MD&A and the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024.
Overview
LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. LPA is a fully-integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics and industrial assets in Central and South America. We focus on modern Class A logistics and industrial real estate in high-growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional development, logistics and industrial platform operating in our three countries of operation today — Costa Rica, Colombia and Peru – which correspond to our reportable segments. We have significant expertise in designing and developing logistics and industrial assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics and industrial infrastructure, and well located to leverage strong e-Commerce and “nearshoring” trends.
On March 27, 2024, LPA consummated the business combination pursuant to the business combination agreement, dated as of August 15, 2023 (“Business Combination Agreement”), with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (the “Business Combination”). As a result of the Business Combination, TWOA and LLP have each become wholly-owned subsidiaries of LPA, and LPA’s ordinary shares ("Ordinary Shares") were listed on the NYSE American LLC ("NYSE American") under the symbol “LPA”. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:
•Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, in comparison to Real Estate Investment Trusts (REITs), which are generally required to focus on stabilized properties, or nearly stabilized properties (“Stabilization” in the real property context, refers to the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% Gross Leasable Area ("GLA") occupancy rate, and such properties are referred to as “Stabilized" properties);
•Management fee structure: We manage our properties internally and do not charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
•Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, in comparison to managing our development, operations and maintenance activities to achieve shorter term dividend targets.

As of March 31, 2025, our operating portfolio was composed of 31 properties with a GLA of around 5.3 million square feet. Our portfolio has a Stabilized occupancy rate of 98.0% and a weighted average remaining lease term of 5.0 years on our current leases.
Our portfolio is composed of Class A logistic and industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. Our properties are certified by the EDGE Certified Foundation ("EDGE"), a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings, both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete. Our high quality and diversified tenant base is composed of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Kuehne + Nagel, Pequeño Mundo, Alicorp, Natura & Co, PriceSmart, Yichang, CEVA, Indurama, Samsung, and Ikea.
The following table sets forth a summary of our real estate portfolio as of and for the three months ended March 31, 2025, the year ended December 31, 2024, and the three months ended March 31, 2024:

	As of and for the three months ended March 31, 2025	As of and for the year ended December 31, 2024	As of and for the three months ended March 31, 2024
Number of operating real estate properties	31	30	28
Operating GLA (sq. ft) (1)	5,292,588	5,121,625	4,743,305
Leased GLA (sq. ft) (2)	5,810,181	5,637,044	5,523,194
Number of tenants	57	57	52
Average rent per square foot	$7.96	$7.79	$7.81
Weighted average remaining lease term	5.0 years	5.1 years	5.6 years
Stabilized occupancy rate (% of GLA)	98.0%	98.3%	96.7%
(1)“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved Stabilization.
(2)“Leased GLA” refers to the area in operating properties, properties under development, and land bank that are leased out to a tenant.
Our operating portfolio is geographically diversified, as shown below:

	As of March 31, 2025
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	47%	19
Colombia	1,255,404	24%	5
Peru	1,521,047	29%	7
Total	5,292,588	100%	31

	As of December 31, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

	As of March 31, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,358,693	50%	18
Colombia	1,255,404	26%	5
Peru	1,129,208	24%	5
Total	4,743,305	100%	28
The following table presents a summary of our total revenues and our profit (loss) for the three months ended March 31, 2025 and 2024:

	For the Three Months Ended March 31,
	2025	2024
Total revenues	$11,839,791	$10,483,462
Profit (loss)	$1,060,706	$(46,459,786)
Our rental revenue for the three months ended March 31, 2025 and 2024, is summarized below:

	For the three months ended March 31, 2025		For the three months ended March 31, 2024
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$6,000,839	51%	$5,655,817	54%
Colombia	$2,400,284	20%	$2,339,372	23%
Peru	$3,363,652	29%	$2,431,060	23%
Total	$11,764,775	100%	$10,426,249	100%
(1)All leases in Costa Rica and Peru are denominated in U.S. Dollars, while leases in Colombia are denominated in Colombian pesos.

Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is significantly influenced by the general economic conditions in Costa Rica, Colombia, and Peru, which in turn affect our financial performance, portfolio value, and strategy execution. Changes in national, regional and global economic conditions can significantly impact us. Real estate markets are cyclical and are driven by investor perceptions of the overall economic outlook. Rising interest rates, reduced real estate demand, economic slowdowns, or recessions influence the real estate markets and any occurrence of these conditions could lead to weakened demand for our properties, decreased revenues, increased costs and lower asset values for us.
Factors such as currency devaluation, price instability, inflation, interest rate fluctuations, regulatory changes, taxation shifts, social and political unrest, and other economic developments can influence our outcomes, which are forces beyond our control. Economic slowdowns, negative growth periods, increased inflation, or interest rates could reduce demand for our assets, lower their real value, or prompt a shift toward lower-quality assets.
Rental Income
Our primary revenue stream comes from investment property rental income. The rental income from our property portfolio depends on our ability to maintain high occupancy rates and grow by acquiring, developing, or expanding properties.
As of March 31, 2025, December 31, 2024, and March 31, 2024, the Stabilized occupancy rates for our operating properties were 98.0%, 98.3%, and 96.7%, respectively. The rental income generated from our leased properties is influenced by our ability to collect rent payments according to lease agreements and our ability to raise rental rates. The growth in rental income also relies on our ability to acquire suitable properties meeting our investment criteria, develop them, and expand the GLA of existing properties where feasible. Future rental income could be affected by positive or negative trends in our tenants’ businesses and the regions where we operate.
Lease Expirations
Our results of operations are influenced by our ability to re-lease space before leases expire or promptly upon the expiration of a lease. Results are also affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. We utilize a proactive leasing strategy by maintaining regular communication with tenants to understand the needs of their respective operations and their plans for existing space and potential expansions. Our senior management team conducts frequent visits to the properties and apply their market insights to establish connections with potential local, regional, and national tenants that may complement our current tenant base. As of March 31, 2025, our existing asset lease contracts scheduled to expire in the remainder of 2025, 2026 and 2027 represented 5.2%, 6.8% and 17.2%, respectively, of our Leased GLA.
Competition
We face local competition from other buyers, developers, and operators of industrial properties in Costa Rica, Colombia, and Peru. Some of these competitors strive to provide similar products and pursue properties in our target markets. Increased competition in the future could limit our ability to develop and acquire desired properties on favorable terms. Furthermore, increased competition might impact the occupancy rates of our properties, influencing our financial results. We could also face pressure to lower our rental rates or offer rent reductions, improvements, early termination privileges, or favorable lease renewal options to tenants in order to retain them upon lease expiration due to competitive pressures.
Property Operating Costs
Our property operating costs consist mainly of repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property related land lease liabilities and other property related expenses. Most property operating costs are recovered through rental recovery fees charged to tenants. All of our leases are classified as operating leases. Furthermore, a significant portion of our leases are modified gross leases, which is a type of rental agreement where the tenant pays the base rent and a proportional share of certain investment property operating expenses. Although we can recover most of the investment property operating expenses, it is ultimately our responsibility to pay for the operating expenses.

Inflation
Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Rental income is typically adjusted annually and is contractually indexed for inflation based on the local or US Consumer Price Index. In addition, some contracts contain a fixed increase amount, which may differ from inflation. Furthermore, our leases could expose us to potential rises in non-reimbursable property operating expenses, which includes potential costs linked to vacant premises. Additionally, we believe that certain current rental rates within our leases due for renewal are below the current market rates for similar spaces. Upon renewal or re-leasing, adjustments to these rates to align with or approach current market levels may counterbalance the impact of inflationary expense pressures associated with our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities might drive up the cost to develop properties. In addition, an increase in inflation may increase the replacement value of our real estate assets, and as such, the development of new assets may be adversely impacted if corresponding rental rates do not have a similar increase.
Nearshoring Trends
Global trade dynamics, including escalating tariffs and geopolitical tensions such as the conflicts in Ukraine and the Middle East, have introduced significant uncertainty into cross-border commerce. These pressures have led companies to rethink their supply chains and explore ways to expand or relocate production facilities that are closer to U.S. headquarters and end markets. While the countries in which we operate might be positioned to benefit from strengthening nearshoring dynamics, resulting in greater supply chain security, reduced long shipping routes, and minimized sensitivity to global disruptions in trade linkages, there are broader implications. Rising tariffs and growing geopolitical tensions may still lead to increased input costs, supply chain complexity, and reduced access to international markets, potentially offsetting some of the benefits of nearshoring.
Development
Our business relies in part on the successful, on-time, and on-budget development of new properties in order to increase GLA. We have a proven track record of executing our development strategy, however, our operations could be impacted by construction work delays, increased supply chain costs, shortage of qualified labor in our geographies or changes or difficulties in the permitting and regulatory environment.

Key Components of Operating Results
Revenue
We generate revenue through investment property rental income and development fees.
Investment property rental income primarily consists of rental payments from tenants through operating lease agreements. Our leases with tenants (customers) are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Rental income is recognized under the requirements of International Financial Reporting Standard ("IFRS") 16 - Leases (“IFRS 16”) and revenue on the non-lease components is recognized under the requirements of IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”). This is included as rental revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Development fees are determined in accordance with the terms specified on each arrangement with customers. The fees are recognized as revenue when they are earned under the agreements with customers. They are included in other revenue in our condensed consolidated interim statements of profit or loss and comprehensive income (loss).
Investment property operating expense
Investment property operating expense includes the direct operating expenses of the property including, repairs and maintenance, property management, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property- related land lease liabilities and other property related expenses. The majority of the property operating expenses can be recovered through the rental recoveries charged to tenants.
General and administrative expense
General and administrative expense includes personnel costs, including salaries, bonuses, employee benefits, director fees, and share-based payments expenses, operating costs of the business support functions, such as finance and accounting, legal, human resources, administrative, as well as service and professional fees, office expenses, and bank service charges.
Listing expense
Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2 - Share-based Payment ("IFRS 2"), representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Investment property valuation gain
Investment property valuation gain is the investment properties’ change in fair value. The valuation analysis is performed by an independent external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. We hold operating properties, properties under development, and land.
Interest income from affiliates
Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. No interest income from affiliates was recognized during the three months ended March 31, 2025, as the only note to related parties and key personnel outstanding, was settled in March 2024.
Financing costs
Financing costs consists of interest expense, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Interest expense represents the interest costs incurred through mortgage loans and bridge loans.

Net foreign currency gain (loss)
Net foreign currency gain (loss) consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.
Other income
Other income consists of interest income from certificates of deposit and bank accounts as well as installment payment receivables from the sale of investment properties and other miscellaneous income.
Other expenses
Other expenses consists of transaction-related costs in connection with the Business Combination and other miscellaneous expenses.
Income tax expense
Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with IAS 12 - Income taxes ("IAS 12") on taxable temporary differences between the tax base and the accounting base of items included in our condensed consolidated interim statements of financial position.
Our Segments
Our three reportable segments are the geographic regions we operate in, Costa Rica, Colombia and Peru. The three geographic segments primarily derive revenue from various operating leases with customers for the rental of warehouses. Our portfolio is strategically located within key trade and logistics corridors in the capital cities of Costa Rica, Colombia and Peru to conduct commercial operations.
Costa Rica: As of March 31, 2025, Costa Rica is our largest operating segment, with 19 buildings and an Operating GLA of 2.5 million square feet.
Colombia: As of March 31, 2025, Colombia had 5 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 50.6 acres.
Peru: As of March 31, 2025, Peru had 7 buildings with an Operating GLA of 1.5 million square feet, 2 buildings under development with a GLA of 0.5 million and a land reserve of 19.3 acres.
Revenue by segment
Management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.
Segment Net Operating Income ("NOI")
Management defines NOI as revenue without other revenue (which primarily relates to development fee revenue) less investment property operating expense. Management uses NOI by segment to assess financial performance at the segment level.

Results of operations for the three months ended March 31, 2025, compared to the three months ended March 31, 2024
The results of operations presented below should be reviewed in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the three months ended March 31, 2025 and 2024:

	For the Three Months Ended March 31,
	2025	2024	$ Change	% Change
REVENUE
Costa Rica	$6,000,839	$5,655,817	$345,022	6.1%
Colombia	2,400,284	2,339,372	60,912	2.6%
Peru	3,363,652	2,431,060	932,592	38.4%
Unallocated revenue	75,016	57,213	17,803	31.1%
Total revenues	11,839,791	10,483,462	1,356,329	12.9%

Investment property operating expense
Costa Rica	(848,787)	(836,113)	(12,674)	1.5%
Colombia	(458,526)	(242,525)	(216,001)	89.1%
Peru	(1,030,389)	(453,156)	(577,233)	127.4%
Total investment property operating expense	(2,337,702)	(1,531,794)	(805,908)	52.6%
General and administrative	(3,592,341)	(1,694,097)	(1,898,244)	112.1%
Listing expense	—	(44,469,613)	44,469,613	NM
Investment property valuation gain	1,915,481	5,199,274	(3,283,793)	(63.2)%
Interest income from affiliates	—	302,808	(302,808)	NM
Financing costs	(5,249,085)	(5,562,379)	313,294	(5.6)%
Net foreign currency gain (loss)	199,987	(18,244)	218,231	NM
Other income	271,802	310,530	(38,728)	(12.5)%
Other expenses	(2,749)	(6,172,375)	6,169,626	(100.0)%
Profit (loss) before taxes	3,045,184	(43,152,428)	46,197,612	NM
Income tax expense	(1,984,478)	(3,307,358)	1,322,880	(40.0)%
PROFIT(LOSS) FOR THE PERIOD	$1,060,706	$(46,459,786)	$47,520,492	NM
NM – Not meaningful
Revenue: Revenue increased by $1.4 million, or 12.9%, to $11.9 million for the three months ended March 31, 2025 from $10.5 million for the three months ended March 31, 2024. The increase was attributable to additional rental revenue of $1.4 million, primarily from the Stabilization of a building in Peru during the three months ended March 31, 2025, and the Stabilization of three buildings in 2024, including two in Peru and one in Costa Rica. In addition, the Company had a $0.2 million increase in revenue associated with the overall positive rental rate growth, resulting from higher rental rates upon lease rollovers or contractual rent increases on existing leases, along with a less than $0.1 million increase in other revenues. The increase was partially offset by decreases in revenue of $0.2 million attributed to the currency translation effects of leases denominated in Colombian pesos.
Costa Rica – Revenue in Costa Rica increased by $0.3 million, or 6.1%, to $6.0 million for the three months ended March 31, 2025 from $5.7 million for the three months ended March 31, 2024. The increase was attributable to additional rental revenue of $0.4 million, primarily from the Stabilization of Building 400 (0.2 million sq ft) within Latam Parque Logístico San José - Verbena in July 2024.

Colombia – Revenue in Colombia increased by $0.1 million, or 2.6% to $2.4 million for the three months ended March 31, 2025 from $2.3 million for the three months ended March 31, 2024. Colombia had a $0.3 million increase associated with positive rental rate growth, which was partially offset by a $0.2 million decrease due to currency translation effects of leases denominated in Colombian pesos.
Peru – Revenue in Peru increased by $0.9 million, or 38.4%, to $3.3 million for the three months ended March 31, 2025 from $2.4 million for the three months ended March 31, 2024. The increase was attributable to additional rental revenue of $1.0 million primarily from the Stabilization of Building 100 (0.2 million sq ft) within Parque Logistico Callao during the three months ended March 31, 2025, and the Stabilization of Buildings 400 (0.3 million sq ft) and 500 (0.2 million sq ft) within Latam Logistic Park Lima Sur in March and April 2024, respectively.
Investment property operating expense: Investment property operating expense increased by $0.8 million, or 52.6%, to $2.3 million for the three months ended March 31, 2025 from $1.5 million for the three months ended March 31, 2024. The increase was primarily attributable to additional expenses related to a one-time increase in property taxes in Peru, as well as additional expenses incurred from the Stabilization of a building in Peru during the three months ended March 31, 2025, and the Stabilization of three buildings in 2024, including two in Peru and one in Costa Rica.
Costa Rica – Investment property operating expense in Costa Rica increased by less than $0.1 million between the three months ended March 31, 2025 and 2024.
Costa Rica's Segment NOI increased by $0.3 million, to $5.1 million for the three months ended March 31, 2025 from $4.8 million for the three months ended March 31, 2024, which was primarily attributed to additional rental revenue related to the Stabilization of the building in Parque Logístico San José - Verbena.
Costa Rica's Segment NOI as a percentage of revenue increased insignificantly by 0.7%, to 85.9% for the three months ended March 31, 2025 from 85.2% for the three months ended March 31, 2024.
Colombia – Investment property operating expense in Colombia increased by $0.2 million, or 89.1%, to $0.5 million for the three months ended March 31, 2025, from $0.3 million for the three months ended March 31, 2024. The increase was primarily driven by repair and maintenance costs and higher expected credit loss adjustments related to an outstanding lease receivable.
Colombia's Segment NOI decreased by $0.2 million, to $1.9 million for the three months ended March 31, 2025 from $2.1 million for the three months ended March 31, 2024, which was primarily driven by higher operating expenses and currency translation effects of leases denominated in Colombian pesos.
Colombia's Segment NOI as a percentage of revenue decreased by 8.7%, to 80.9% for the three months ended March 31, 2025 from 89.6% for the three months ended March 31, 2024, which was primarily driven by the higher operating expenses described above.
Peru – Investment property operating expense in Peru increased by $0.6 million, or 127.4%, to $1.0 million for the three months ended March 31, 2025, from $0.4 million for the three months ended March 31, 2024. The increase was primarily attributable to additional expenses incurred relating to Building 100 within Parque Logistico Callao, which was Stabilized during the three months ended March 31, 2025, and Buildings 400 and 500 within Latam Logistic Park Lima Sur, which were Stabilized in March and April 2024, respectively. The increased expenses were primarily related to the higher property taxes on Latam Logistic Park Lima Sur as well as higher licensing and permitting fees, property management fees, direct billable expenses, and repair and maintenance fees.
Peru's Segment NOI increased by $0.3 million, to $2.3 million for the three months ended March 31, 2025 from $2.0 million for the three months ended March 31, 2024, due to the additional rental revenue related to the three Stabilized buildings.
Peru's Segment NOI as a percentage of revenue decreased by 12.0%, to 69.4% for the three months ended March 31, 2025 from 81.4% for the three months ended March 31, 2024, which was primarily driven by proportionally higher operating expenses incurred for the three Stabilized buildings in Peru, including higher property taxes and property management fees for Latam Logistic Park Lima Sur during the three months ended March 31, 2025.

General and administrative: General and administrative increased by $1.9 million, or 112.1%, to $3.6 million for the three months ended March 31, 2025, from $1.7 million for the three months ended March 31, 2024. This was primarily attributable to an increase of $0.8 million in professional services expenses, and amortization expenses of $0.3 million related to Director and Officer ("D&O") liability insurance expenses after the consummation of the Business Combination. Additionally, we have incurred total share-based payment compensation of $0.4 million, related to Restricted Stock Units (“RSUs”) issued to executives and directors in the second and third quarters of 2024, as well as $0.1 million of trustee and director fees. Also, personnel costs increased by $0.1 million for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, due to an increase in employee headcount between the periods.
Listing expense: Listing expense was $44.5 million for the three months ended March 31, 2024, and there was no such listing expense during the three months ended March 31, 2025. The one-time listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
Investment property valuation gain: Investment property valuation gain decreased by $3.3 million, or 63%, to $1.9 million for the three months ended March 31, 2025, from $5.2 million for the three months ended March 31, 2024. The decrease was primarily attributed to
•a $3.8 million reduction in valuation gain in Colombia, primarily due to a one-time increase in fair value from favorable rental rate negotiations in the three months ended March 31, 2024. There were no such negotiations during the three months ended March 31, 2025; and
•a $2.2 million reduction in valuation gain in Peru during the three months ended March 31, 2025, primarily driven by higher property taxes for certain buildings during the current period, which negatively impacted the valuation gain for the current period, and a one-time gain during the three months ended March 31, 2024 for a building projected to have lower than expected construction costs and an earlier than expected Stabilization date, which positively impacted the valuation gain in the prior period. There were no such updated projections during the three months ended March 31, 2025.
The decrease in investment property valuation gain was offset by
•an increase in gain for Costa Rica of $2.7 million, primarily due to the decrease in fair value of $2.1 million during the three months ended March 31, 2024, primarily resulting from reduced rental rates for a building in Costa Rica. No such rental rate negotiations occurred during the three months ended March 31, 2025.
The change in investment property valuation gain is subject to various factors, including the rental rates achieved on new or renewed leases, market capitalization rates, and valuation assumptions. The fair value change of our investment properties is further discussed in Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements.
Interest income from affiliates: Interest income from affiliates was $0.3 million for the three months ended March 31, 2024, and there was no such income for the three months ended March 31, 2025, as the Company previously recognized interest income from the loan receivable with Latam Logistics Investments, LLC, which was settled upon the closing of the Business Combination in March 2024.
Financing costs: Financing costs decreased by $0.3 million, or 5.6%, to $5.3 million for the three months ended March 31, 2025, from $5.6 million for the three months ended March 31, 2024. This was primarily driven by a decrease in gross interest expense of $0.7 million, as the Company obtained more favorable interest rates on its debt. The decrease was offset by the lower capitalized interest of $0.3 million, as two buildings within Latam Logistic Park Lima Sur and one building within Parque Logístico San José - Verbena became Stabilized during 2024. The decrease was also offset by $0.1 million of additional amortization of debt issuance cost relating to the refinancing of debt in Colombia during the second quarter of 2024.

Net foreign currency gain (loss): Net foreign currency gain was $0.2 million for the three months ended March 31, 2025, while there was a less than $0.1 million net foreign currency loss for the three months ended March 31, 2024. The gain was primarily related to the exchange rate fluctuations related to our Peruvian and Costa Rican entities that hold monetary items denominated in their local currencies, which are impacted by the change in exchange rates. The majority of the impact was associated with our Value Added Tax ("VAT") receivables. Both Costa Rican Colones ("CRC") and Peruvian Soles ("PEN") strengthened against the U.S. dollar during the period, which contributed to the overall gain for the three months ended March 31, 2025.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of March 31, 2025 and 2024:

	2025	2024
CRC	CRC 504	CRC 513
PEN	PEN 3.654	PEN 3.770
Other income: Other income was consistent at $0.3 million for the three months ended March 31, 2025 and 2024, with a less than $0.1 million decrease in interest income earned on installment payment receivables from the sale of a building in Colombia which was closed in November 2023, certificates of deposits, and bank accounts.
Other expense: Other expense decreased by $6.2 million, or 100%, to less than $0.1 million for the three months ended March 31, 2025, from $6.2 million for the three months ended March 31, 2024. This decrease was due to no transaction costs related to the Business Combination being incurred during the current period, as all costs of $6.2 million were fully incurred in 2024.
Income tax expense: Income tax expense decreased by $1.3 million, or 40.0%, to $2.0 million for the three months ended March 31, 2025 from $3.3 million for the three months ended March 31, 2024. The change in tax expense was primarily driven by a change in profit (loss) before taxes, resulting in a $0.7 million decrease to tax expense (including the impact of alternative minimum tax in Colombia), the lack of intercompany dividends or building sales during the three months ended March 31, 2025, compared with $0.9 million of intercompany dividend tax expense during the three months ended March 31, 2024, and a decrease in tax expense attributable to foreign exchange of $0.7 million. These decreases were offset by other tax expense increases of $1.0 million, including changes in unrecognized deferred tax assets and other adjustments.
Non-IFRS Financial Measures and Other Measures and Reconciliations
In addition to our financial results reported in accordance with IFRS, we also report adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), NOI, Same-Property NOI, Cash NOI, Same-Property Cash NOI, funds from operation ("FFO"), Adjusted FFO, Net debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. We believe these measures are useful to investors as they provide additional insight into how we assess our performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.
For the 28 properties within the same-property population as of March 31, 2025, Same-Property NOI and Same-Property Cash NOI decreased by 3.0% and 4.3%, respectively, during the three months ended March 31, 2025, as compared to the three months ended March 31, 2024.

The following table presents a summary of our non-IFRS measures for the periods presented:

	For the three months ended March 31,
(USD in thousands, except for percentage data)	2025	2024
Adjusted EBITDA	$6,691	$7,653
NOI	$9,427	$8,894
Same-Property NOI	$8,466	$8,726
Cash NOI	$9,215	$9,018
Same-Property Cash NOI	$8,586	$8,973
FFO	$(854)	$(51,659)
FFO (as defined by LPA)	$(561)	$(961)
Adjusted FFO	$(361)	$(1,166)
The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the three months ended March 31,	As of and for the year ended December 31,
	2025	2024
Net Debt to NOI (1)	6.2x	6.3x
Net Debt to Adjusted EBITDA (1)	8.7x	9.0x
Net Debt to Investment Properties	41.1%	41.7%
(1)Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations.
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Reconciliations of non-IFRS Measures
Adjusted EBITDA – We define Adjusted EBITDA as profit (loss) for the period adjusted by (a) interest income from affiliates,(b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) share-based payments, (g) one-time cash bonus related to the Business Combination, (h) listing expense, (i) other income, (j) other expenses and (k) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our business. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of our assets. The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit (loss) for the respective period:

	For the Three Months Ended March 31,
	2025	2024
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$1,061	$(46,460)
Interest income from affiliates	—	(303)
Financing costs (1)	5,322	5,627
Income tax expense	1,984	3,308
Depreciation and amortization (2)	351	44
Investment property valuation gain	(1,915)	(5,199)
Share-based payments (3)	357	—
One-time cash bonus related to the Business Combination (4)	—	285
Listing expense (5)	—	44,470
Other income (6)	(272)	(311)
Other expenses (7)	3	6,173
Net foreign currency gain (loss)	(200)	19
Adjusted EBITDA	$6,691	$7,653
(1)Financing costs primarily included interest expense of $5.1 million and $5.8 million for the three months ended March 31, 2025 and 2024, respectively, in connection with our long-term debt. In addition, for the three months ended March 31, 2025 and March 31, 2024, financing costs included the interest expenses of less than $0.1 million related to our lease liabilities, which are included within investment property operating expenses and general and administrative expenses. See Notes 11 and 12 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
(2)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(4)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(5)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.

(6)Other income included interest income earned on certificates of deposits and bank accounts, and the installment payment receivable from the sale of an investment property of $0.3 million for the three months ended March 31, 2025 and 2024.
(7)Other expenses primarily included transaction-related costs in connection with the Business Combination of $0 and $6.2 million for the three months ended March 31, 2025 and 2024, respectively.
Net Operating Income, or NOI – We define NOI as profit (loss) for the period adjusted by (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) other expenses, and (j) income tax expense. NOI, Same-Property NOI, Cash NOI, and Same-Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. Same properties refer to properties that we have owned and that have been operating for the entirety of the applicable period and the comparable period. We believe that these metrics are useful for investors as performance measures and that they provide useful information regarding our results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of our Unaudited Condensed Consolidated Interim Financial Statements.
We define Same-Property NOI as NOI less non same-property NOI. We evaluate the performance of the properties we own using a Same-Property NOI, and we believe that Same-Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of our portfolio on performance. When used in conjunction with IFRS financial measures, Same-Property NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Property NOI is a key metric used internally by us to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Property NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that directly result from our investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.
We define Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. We define Same-Property Cash NOI as Cash NOI less non same-property Cash NOI and adjusted for constant currency. The same-property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same-property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same-property population. As of March 31, 2025 and December 31, 2024, the same property population consisted of 28 and 27 buildings, aggregating approximately 65% and 63% of our total Net Rentable Area ("NRA"), respectively.

The table below reconciles these measures to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended March 31,
	2025	2024
(USD in thousands except for percentage data)
PROFIT (LOSS) FOR THE PERIOD	$1,061	$(46,460)
Other revenue	(75)	(57)
General and administrative	3,592	1,694
Listing expense (1)	—	44,470
Investment property valuation gain	(1,915)	(5,199)
Interest income from affiliates	—	(303)
Financing costs	5,249	5,562
Net foreign currency gain (loss)	(200)	19
Other income (2)	(272)	(311)
Other expenses (3)	3	6,172
Income tax expense	1,984	3,307
NOI	$9,427	$8,894
Constant currency impact (4)	—	(152)
Less: non same-property NOI (5)	961	16
Same-Property NOI (5)	$8,466	$8,726

NOI	$9,427	$8,894
Straight-line rental revenue	(212)	124
CASH NOI	$9,215	$9,018
Constant currency impact (4)	—	(153)
Less: non same-property cash NOI (5)	629	(108)
Same-Property Cash NOI (5)	$8,586	$8,973
(1)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(2)Other income primarily included interest income earned on certificates of deposits and bank accounts, and the installment payment receivable from the sale of an investment property of $0.3 million for the three months ended March 31, 2025 and 2024.
(3)Other expenses primarily included transaction-related costs in connection with the Business Combination of $0 and $6.2 million for the three months ended March 31, 2025 and 2024, respectively.
(4)Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We calculate constant currency by calculating prior period results using the average foreign currency exchange rate for the three months ended March 31, 2025.
(5)The same-property pool includes all properties that were classified as operating properties as of March 31, 2025 and since January 1, 2024, and excludes properties that were either disposed of prior to March 31, 2025, or held for sale to a third party as of March 31, 2025. As of March 31, 2025, the same-property pool consisted of 28 buildings aggregating approximately 4.7 million square feet. Non same-property NOI and Cash NOI amounts exclude the NOI attributable to the same-property pool, while Same-Property NOI and Cash NOI amounts include the NOI attributable to the same-property pool.

Funds From Operations, or FFO – LPA defines FFO as profit (loss) for the period, excluding (a) investment property valuation gain. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.
LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain non-cash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results. Therefore, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.
Update to Non-IFRS Financial Measures
Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit for the period, excluding (a) investment property valuation gain, (b) depreciation and amortization, (c) non-cash financing costs, (d) interest income from affiliates and (e) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.
We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as we believe most guideline companies in our industry use the NAREIT definition of FFO, thus facilitating comparability between LPA’s operating performance with guideline companies. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA) and FFO (as defined by LPA) was further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. For comparative purposes, we have retrospectively calculated the FFO for the first quarter of 2024 using the revised methodology, ensuring consistency in our analysis across all periods.

The table below includes reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the Three Months Ended March 31,
	2025	2024
(USD in thousands)
PROFIT (LOSS) FOR THE PERIOD	$1,061	$(46,460)
Investment property valuation gain	(1,915)	(5,199)
FFO	$(854)	$(51,659)
Share-based payment (1)	357	—
One-time cash bonus related to the Business Combination (2)	—	285
Listing expense (3)	—	44,470
Other income (4)	(67)	(229)
Other expenses (5)	3	6,172
FFO (as defined by LPA)	$(561)	$(961)
Depreciation and amortization (6)	351	44
Financing costs (7)	205	98
Interest income from affiliates	—	(303)
Unrealized foreign currency loss (gain) (8)	(144)	(168)
Straight-line rental revenue	(212)	124
Adjusted FFO	$(361)	$(1,166)
(1)In connection with the Closing of the Business Combination, certain executives and directors were granted various RSUs during the second and third quarters of 2024. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)In connection with the Closing of the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(4)Other income primarily included interest income earned on certificates of deposits and bank accounts, and the installment payment receivable from the sale of an investment property of $0.3 million for the three months ended March 31, 2025 and March 31, 2024. Interest income settled in cash of $0.2 million and $0.1 million for the three months ended March 31, 2025, and March 31, 2024, respectively, was excluded from this reconciliation.
(5)Other expenses primarily included transaction-related costs in connection with the Business Combination of zero and $6.2 million for the three months ended March 31, 2025 and March 31, 2024, respectively.
(6)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

(7)The adjustment related to financing costs included the interest expenses of less than $0.1 million related to our lease liabilities for the three months ended March 31, 2025 and March 31, 2024, which are included within investment property operating expenses and general and administrative expenses. The adjustment also included $0.1 million and less than $0.1 million of amortization of debt issuance cost and accrued interest, for the three months ended March 31, 2025 and March 31, 2024, respectively, included in financing costs in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(8)Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
Net Debt — Net Debt is defined as our total debt (defined as long term debt plus long-term debt—current portion) less cash and cash equivalents. Net Debt to NOI represents Net Debt divided by NOI. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. We believe that these two ratios are useful because they provide investors with information on our ability to repay debt, compared to our performance as measured using NOI and Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). We believe that this ratio is useful because it shows the degree in which Net Debt has been used to finance our assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the period ended March 31,	As of and for the year ended December 31,
(USD in thousands except for ratio and percentage data)	2025	2024
Long term debt	$256,169	$253,249
Long term debt - current portion	9,558	12,637
Cash and cash equivalents (1)	(32,957)	(34,662)
Net Debt	$232,770	$231,224
Net Debt to Profit (Loss) (2)	54.9x	(11.9)x
Net Debt to NOI (2)	6.2x	6.3x
Net Debt to Adjusted EBITDA (2)	8.7x	9.0x
Net Debt to Investment Properties	41.1%	41.7%
(1)Cash and cash equivalents included $6.0 million and $5.8 million of restricted cash and cash equivalents associated with the total debt as of March 31, 2025, December 31, 2024, respectively.
(2)Net Debt related multiples were calculated using the annualized year-to-date Profit (Loss), NOI and Adjusted EBITDA in their respective calculations.
Liquidity and Capital Resources
For the three months ended March 31, 2025 and 2024, we had a profit (loss) of $1.1 million and $(46.5) million, respectively. As of March 31, 2025, we had cash and cash equivalents, restricted cash equivalent - short term, and restricted cash equivalents - long term of $27.0 million, $0 and $6.0 million, respectively. We require significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures, and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support warehouse development efforts.

We believe our existing cash and cash equivalents and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our financial performance and that of our tenants, the timing and scope of our projects, acquisition activities, competitive factors, and global economic conditions. If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our logistic warehouse facilities and expansion of our operations would enable us to access financing on reasonable terms. However, we believe that there can be no assurance that such financing would be available to us on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our logistic warehouse facilities, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. We expect to continue to recognize profits as we execute on our operating plan and expand our warehouse offerings in the near term.
Debt
As of March 31, 2025, LPA’s total outstanding debt was $265.7 million, of which $256.2 million, or 96.4%, consisted of long-term debt. As of December 31, 2024, LPA’s total outstanding debt was $265.9 million, of which $253.2 million, or 95.2%, consisted of long-term debt.
As of March 31, 2025 and December 31, 2024, our outstanding debt was secured by its corresponding investment properties, interests in lease contracts related to the investment properties, and equity interests in the Company, and we are in compliance with, or otherwise had waivers for all debt covenants with our lenders. Refer to Note 12 of the Unaudited Condensed Consolidated Interim Financial Statements for details.
Capital Expenditures
For the three months ended March 31, 2025 and 2024, we incurred capital expenditures totaling $3.4 million and $6.4 million, respectively, in connection with construction projects to develop warehouses on the land acquired in Costa Rica, Colombia and Peru. Refer to Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Share Repurchase Program
On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. The repurchase program will expire on November 20, 2025. Since the approval of the Program, the Company has repurchased 212,212 shares for $2,076,872. For the three months ended March 31, 2025, 85,378 shares were repurchased for $834,099.
The timing and actual number of shares repurchased depends on factors such as the Company's share price, business conditions, and share volume, in addition to overall market conditions. The Program aims to address market dislocation in the pricing of the Company's Ordinary Shares, highlighted by our portfolio of warehouse logistics and industrial assets as well as our overall strategy. The purchase of Ordinary Shares uses cash generated by operating activities and is subject to termination by the Company before the expiration date of the Program.

Cash Flows
The following table summarizes our condensed consolidated interim cash flows provided by (used in) operating, investing, and financing activities for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31, 2025
	2025	2024	$ Change	% Change
Net cash generated by operating activities	$4,837,250	$4,373,158	$464,092	10.6%
Net cash provided by (used in) investing activities	508,760	(5,016,470)	5,525,230	NM
Net cash (used in) provided by financing activities	(7,371,786)	6,094,935	(13,466,721)	NM
Effects of exchange rate fluctuations on cash held	154,907	(11,368)	166,275	NM
Net (decrease) increase in cash and cash equivalents	(1,870,869)	5,440,255	(7,311,124)	NM
Cash and cash equivalents at the beginning of the period	28,827,347	35,242,363	(6,415,016)	(18.2%)
Cash and cash equivalents at the end of the period	$26,956,478	$40,682,618	$(13,726,140)	(33.7%)
NM – Not meaningful
Cash flows from operating activities
Cash flows generated by operating activities for the three months ended March 31, 2025 amounted to $4.8 million, representing an increase of $0.4 million, or 10.6%, compared to $4.4 million for the three months ended March 31, 2024. The increase in cash generated by operating activities was primarily attributed to:
•a decrease in cash paid for taxes of $2.0 million, as less than $0.1 million of transfer tax was paid during the three months ended March 31, 2025, compared to the tax provisions for Costa Rica paid and significantly more transfer taxes paid resulting from higher intercompany dividends during the three months ended March 31, 2024;
•an increase in cash received from contracts with tenants (customers) of $1.0 million due to additional properties becoming Stabilized during 2024, and the three months ended March 31, 2025; and
•a decrease in cash paid for general and administrative expenses of $0.3 million due to the Company's additional costs incurred as a result of the Business Combination during the three months ended March 31, 2024.
The increase was partially offset by:
•more cash paid for investment property operating expenses of $2.9 million due to additional investment properties becoming Stabilized in 2024, and the three months ended March 31, 2025.
Cash flows from investing activities
Cash flows provided by investing activities for the three months ended March 31, 2025 amounted to $0.5 million, representing a decrease in cash use of $5.5 million, compared to $5.0 million used in investing activities for the three months ended March 31, 2024. This change was primarily due to:
•a $3.0 million decrease in capital expenditure on investment properties, as four buildings were under development during the three months ended March 31, 2024 compared to three buildings during the three months ended March 31, 2025; and
•a decrease in cash use attributed to a $2.7 million increase in cash proceeds from the sale of an investment property.
This decrease was partially offset by:
•a decrease in the proceeds from loan repayments of $0.1 million; and
•an increase of less than $0.1 million in restricted cash.

Cash flows from financing activities
Cash flows used in financing activities for the three months ended March 31, 2025 amounted to $7.4 million, representing an increase in cash use of $13.5 million compared to cash flows provided by financing activities of $6.1 million for the three months ended March 31, 2024. The increase was primarily related to:
•reduced proceeds from the Business Combination (net of transactions cost) of $12.4 million, as the Company had collected all proceeds and paid most transaction costs by the end of 2024;
•higher long-term debt repayment of $4.3 million;
•the repurchase of treasury shares of $0.8 million;
•cash paid for raising debt of $0.4 million;
•distributions to non-controlling partners of $0.4 million; and
•an increase of less than $0.1 million in repayment of lease liabilities during the three months ended March 31, 2025.
The increase was offset by:
•a reduction in long-term debt borrowings of $4.0 million;
•a decrease in interest and commitment fees of $0.7 million; and
•an increase in contributions from non-controlling partners of $0.2 million.
Critical Accounting Estimates
LPA's Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities as well as contingent assets and liabilities, as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For more information, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
Valuation of Investment Properties
Investment properties are initially recognized at cost and are subsequently measured at fair value. We engage an external appraiser to obtain an independent opinion on the market value of each of our investment properties, including operating properties, properties under development and land bank. Management submits the details of the investment property portfolio for the current period to the appraiser and provides it access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of our investment properties rely on assumptions, which are not directly observable in the market, including discount rates, occupancy rates, net operating income, and market rents. Our operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. Our properties under development are primarily appraised using discounted cash flow and direct capitalization methods, adjusted by the net present value of the cost to complete and the vacancy percentage in the properties under construction. Our land bank is primarily appraised using the income approach.

To review the appraiser's valuations, we leverage our familiarity with individual properties and regional portfolios, along with insights into factors such as interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process, to evaluate the reasonableness of the results and compare the reported values to those from the previous period to monitor changes. As part of the review process, we offer feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.
For more information, see Note 10 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 13 of our audited consolidated financial statements as of and for the year ended December 31, 2024. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of our investment properties.

	Fair Value as of March 31, 2025	Number of Buildings	NRA (1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$25,344,143	N/A	1,090,211	15.0% (2)	N/A
Sub-total	25,344,143	N/A	1,090,211	15.0%	N/A
Properties under right-of-use (3)
Peru	11,689,086	N/A	447,703	—%	N/A
Sub-total	11,689,086	N/A	447,703	—%	N/A
Total land bank	37,033,229	N/A	1,537,914	10.7%	N/A
Properties under development:
Properties under right-of-use (3)
Peru	17,715,505	2	479,306	73.8%	—%
Sub-total	17,715,505	2	479,306	73.8%	—%
Total properties under development	17,715,505	2	479,306	73.8%	—%
Operating properties:
Owned properties
Costa Rica (4)	260,739,866	19	2,516,137	100.0%	98.7%
Colombia	115,800,458	5	1,255,404	100.0%	100.0%
Peru	121,638,155	6	1,351,860	100.0%	94.7%
Sub-total	498,178,479	30	5,123,401	100.0%	98.0%
Properties under right-of-use (3)
Peru	14,086,840	1	169,187	100.0%	100.0%
Sub-total	14,086,840	1	169,187	100.0%	100.0%
Total operating properties	512,265,319	31	5,292,588	100.0%	98.0%
Total operating and properties under development	529,980,824	33	5,771,894	97.8%	89.9%
Total	$567,014,053	33	7,309,808	N/A	N/A

	Fair Value as of December 31, 2024	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$23,851,330	N/A	1,090,211	15.0%(2)	N/A
Sub-total	23,851,330	N/A	1,090,211	15.0%	N/A
Properties under right-of-use(3)
Peru	16,691,019	N/A	670,322	—%	N/A
Sub-total	16,691,019	N/A	670,322	—%	N/A
Total land bank	40,542,349	N/A	1,760,533	9.3%	N/A
Properties under development:
Properties under right-of-use(3)
Peru	21,798,170	2	421,321	100.0%	25.2%
Sub-total	21,798,170	2	421,321	100.0%	25.2%
Total properties under development	21,798,170	2	421,321	100.0%	25.2%
Operating properties:
Owned properties
Costa Rica(4)	260,094,960	19	2,516,137	100.0%	99.4%
Colombia	109,065,873	5	1,255,404	100.0%	100.0%
Peru	123,017,512	6	1,350,084	94.8%	94.8%
Total operating properties	492,178,345	30	5,121,625	98.6%	98.3%
Total operating and properties under development	513,976,515	32	5,542,946	98.7%	92.8%
Total	$554,518,864	32	7,303,479	N/A	N/A
(1)The NRA for land bank and properties under development reflect the estimated potential net rental area. The NRA excludes the net rentable area of the patios or the open-air rentable land.
(2)We entered into lease agreements with certain tenants for investment properties that are expected to be constructed in the land bank.
(3)Properties under right-of-use are mainly related to the investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) under which Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties.
(4)As of March 31, 2025 and December 31, 2024, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for both periods for the use of trailer parking and open-air warehousing. As of March 31, 2025 and December 31, 2024, the patios and open-air rentable land had a fair value of $6.1 million, with a weighted average capitalization rate of 8.3%. The NRA included in the table above excludes areas related to the patios or the open-air rentable land.

Quantitative and Qualitative Disclosures about Market Risk
LPA is exposed to various market and other risks, including the effects of changes in interest rates and foreign currency risk.
Interest Rate Risk
LPA holds financial liabilities (e.g., long-term debt) subject to interest rate risk. Fluctuations in interest rates as of the reporting date may impact profit or loss and cash flows. As of March 31, 2025 and December 31, 2024, the debt balances that were subject to variable rates were $94.2 million and $97.7 million, respectively. Assuming no change in the principal amounts outstanding, the impact of a 1% increase or decrease in the assumed weighted average interest rate on interest expense would be approximately $0.2 million for the three months ended March 31, 2025.
Liquidity Risk
Liquidity risk refers to the possibility that LPA may face challenges in fulfilling its obligations related to financial liabilities payable in cash or other financial assets. To manage liquidity, LPA aims to ensure adequate liquidity to meet its liabilities as they become due, both in normal and stressed conditions, without incurring significant losses or harming LPA’s reputation. The company seeks to maintain a balance between funding continuity and flexibility through the use of bank deposits and loans.
LPA maintains sufficient liquidity through a combination of cash deposits, short-term credit facilities, and committed borrowing facilities to meet expected operating expenses and financial obligations for a minimum period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances, such as natural disasters, that cannot be reasonably predicted.
The Company is confident that LPA has access to a diverse range of funding sources to repay any debts maturing within 12 months as part of its normal business operations. As of March 31, 2025, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders. See Notes 2 and 12 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.
Foreign Currency Risk
LPA is exposed to market risk from fluctuations in foreign currency exchange rates in connection with the Company's subsidiaries. LPA is subject to fluctuations in the exchange rates between the Costa Rican colon, Peruvian sol and Colombian peso against the U.S. dollar. LPA implements natural hedging strategies by aligning the denomination of its debt obligations with its revenue streams to minimize currency exposure. In addition, LPA keeps minimal funds in local currencies and holds the majority of funds in its functional currency of the U.S. dollar.
Market Risk
LPA's primary market risk exposure derives from fluctuations in interest rates and foreign currency exchange rates. It does not engage in derivative trading or speculative activity to generate income.
Recent Accounting Pronouncements
For information about recent accounting pronouncements that have been adopted or will apply to LPA in the future, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.
JOBS Act
LPA is an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. LPA has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act.

Additionally, subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, LPA chooses to rely on those exemptions, LPA may not be required to, among other things: (i) provide an auditor’s attestation report on the system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until LPA is no longer an emerging growth company, whichever is earlier.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements relate to our business plans, objectives, expectations, financial outlook, financial performance and other matters. Such statements are typically identified by terms such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions. However, the absence of these terms does not preclude a statement from being forward-looking. Forward-looking statements are based on management’s current beliefs, assumptions and available information as of the date of this MD&A. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
These forward-looking statements reflect management's current expectations, forecasts and assumptions and are subject to various risks, uncertainties and potential changes in circumstances. These statements speak only as of the date of this MD&A. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this MD&A address various subjects, which include, but are not limited to, statements regarding:
•expectations regarding, and LPA’s ability to meet expectations regarding, LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;
•LPA’s ability to invest in growth initiatives;
•the outcome of any legal proceedings that may be instituted against LPA;
•the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;
•the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;
•the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;
•LPA’s ability to maintain its listing on NYSE American;
•global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East, which may exacerbate market pressures and economic volatility;
•increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, and conflicts in the Middle East;
•developments in or changes to the laws, regulations and governmental policies governing our business;

•anticipated economic, business, and/or competitive factors;
•potential impacts of public health crises, including pandemics, epidemics, or other widespread health crises that may disrupt LPA’s business operations, supply chain or market conditions;
•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;
•exchange rate instability;
•the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;
•LPA’s ability to retain and grow its customer base;
•LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;
•the potential liquidity and trading of public securities of LPA;
•the ability of LPA to respond to general economic conditions;
•LPA's strategic expansion plans, including geographic expansion, new markets and other plans;
•any downturn in the real estate industry;
•the ability of LPA to manage its growth effectively;
•the ability of LPA to develop and protect its brand;
•the ability of LPA to compete with competitors in existing and new markets and offerings.
•economic, political and social developments in Costa Rica, Colombia, and Peru, including political instability, currency devaluation, inflation, and unemployment; and
•the economic performance of Costa Rica, Colombia, and Peru, including their competitiveness as exporters of manufactured and other products to the United States and other key markets, and the impact of global economic conditions on these markets.
Forward-looking statements are provided for illustrative purposes only and do not guarantee future performance. The factors discussed under “Risk Factors” and elsewhere within our Annual Report, may materially affect the Company's future results and could cause actual outcomes to differ from those expressed or implied by these forward-looking statements.
The risks described under “Risk Factors” within our Annual Report are not exhaustive, and other sections of the Annual Report identify additional factors that could adversely affect the Company's business, financial condition, and operations. As new risk factors emerge from time to time, the Company cannot predict nor fully assess their impact, either individually or in combination, on actual results, which may differ materially from any forward-looking statements. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.
The Annual Report contains statements reflecting the Company's beliefs, plans, objectives, expectations, opinions, and intentions based on information available as of the date of the Annual Report. While the Company believes such information provides a reasonable basis for these statements, investors should note that such information may be limited or incomplete and should not be relied on as comprehensive. These statements should not be construed to indicate that the Company has conducted an exhaustive review of all potentially relevant information. Although we believe the plans, objectives, expectations, opinions and intentions reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, objectives, expectations, opinions, intentions, or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in the Annual Report.